Exhibit 16

November 17, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Décor Products International, Inc.
File No. 000-53272

We have read the statements made by Décor Products International, Inc. which were provided to us and which we understand will be filed with the Securities and Exchange Commission pursuant to Item 4.01 of its Form 8-K/A, regarding the change in certifying accountant. We agree with the statements concerning our firm in such Amendment to Current Report on Form 8-K/A. We have no basis to agree or disagree with other statements made under Item 4.01.

We hereby consent to the filing of the letter as an exhibit to the foregoing report on Form 8-K.

Respectfully submitted,

/s/ Traci J. Anderson
Traci J. Anderson, CPA

Huntersville, North Carolina